EXHIBIT (a)(1)(iv)

SUMMARY OF STOCK OPTION EXCHANGE PROGRAM

Below is a summary of some aspects of the stock option exchange program (the “Stock Option Exchange Program”) that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

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You may only exchange outstanding options with an exercise price greater than $6.34 per share, a grant date on or before June 28, 2008 and an expiration date after July 27, 2010 and provided that you are an employee of AMD or any of our majority-owned subsidiaries on June 29, 2009 and remain an employee through the grant date of the replacement options. Replacement options will be granted to purchase common stock under the 2004 Equity Incentive Plan, subject to the terms and conditions set out in the Offer to Exchange (as defined below).

•	The number of replacement options that you receive will be based on the following exchange ratios that are further explained in the offer terms.

Exercise Price Range	Shares Subject to Option Surrendered	Shares Subject to Replacement Option To Be Granted

$6.35 to $9.99	1.5	1

$10.00 to $15.99	5	1

$16.00 and above	11	1

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If you are eligible to participate, you must exchange all or none of the outstanding options that were granted to you on a single grant date with the same grant number and at the same exercise price. Replacement option grants calculated according to the exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. Subject to and as a result of our acceptance of the exchange, all existing options surrendered under this Stock Option Exchange Program will be cancelled as well as all SARs that may be related to the surrendered options.

•	The replacement options will have an exercise price equal to the closing sales price of our common stock as quoted on the New York Stock Exchange on the replacement option grant date.

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Your replacement options will vest and become exercisable beginning one year from the replacement grant date, depending upon your continued employment with AMD or any of our majority-owned subsidiaries, unless otherwise prohibited under local law. This means that all replacement options will be completely unvested on the replacement grant date, regardless of whether the surrendered options were partially or wholly vested. Replacement options granted in exchange for vested shares of the surrendered options at the time they were surrendered for cancellation will fully vest on the one-year anniversary of the replacement grant date; provided, you remain an employee of AMD or any of our majority-owned subsidiaries through the applicable vest date. Replacement options granted in exchange for unvested shares of the surrendered options at the time they were surrendered for cancellation will vest as to 50% on the one-year anniversary of the replacement grant date and as to the remaining 50% on the two-year anniversary of the replacement grant date; provided, you remain an employee of AMD or any of our majority-owned subsidiaries through the applicable vest dates.

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The replacement options will retain the same expiration date as the surrendered options, subject to earlier expiration of the option following termination of employment of the option holder, unless otherwise prohibited under local law.

•	The replacement options will be treated as a nonstatutory stock option for U.S. federal income tax purposes.

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You understand and acknowledge that AMD reserves the right, in its reasonable judgment, to terminate or to amend the Offer to Exchange in any respect, and as the case may be, to accept any options elected for exchange or to postpone its acceptance and cancellation of any options elected for exchange under the terms and conditions as set out in the Offer to Exchange, in particular in situations such as but not limited to actual, proposed or threatened change of control situations, any challenging of the Stock Option Exchange Program by judicial or related means, changes to regulatory requirements or business conditions and any other material event as further defined under the applicable provisions of the Offer to Exchange.

The Stock Option Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options (the “Offer to Exchange”) and the related Election Concerning Exchange of Stock Options form (the “Election Form”). You should carefully read all of these documents before you decide whether to participate in the Stock Option Exchange Program.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange. Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must access the offer website at https://amd.equitybenefits.com and follow the instructions on the offer website. The offer website will also provide you with certain information about your eligible options, including the grant date, the exercise price, the number of underlying shares and the election alternatives available to you.

If you are not able to submit your election electronically via the offer website as a result of technical failures of the offer website, such as the offer website being unavailable or the offer website not accepting your election, or if you do not otherwise have access to the offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to AMD via facsimile at 512-602-5809. To obtain a paper Election Form, please contact Stock Administration via e-mail at HRSC.Stockadministration@amd.com or call the Option Exchange Helpline at 512-602-1174.

If you choose to participate in the offer, you must complete and submit the Election Form (whether electronically or in paper form) in the foregoing manner before 11:00 p.m. Central Time on July 27, 2009, unless the offer is extended. We will not accept delivery of any Election Form after the expiration of this offer. If we have not received all properly completed and signed documents before the offer expires, you will have rejected this offer and you will keep your current options. Documents submitted by U.S. mail or other post and Federal Express (or similar delivery service) are not permitted.

If you have further questions, you are invited to e-mail your questions to our internal e-mail address, HRSC.Stockadministration@amd.com or call the Option Exchange Helpline at 512-602-1174.

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